6500 Harbour Hts Pkwy, Suite 303
Mukilteo, WA 98275

tel 425.493.2000
fax 425.493.2010

www.combimatrix.com

June 8, 2007

Russell Mancuso
Branch Chief
U. S. Securities and Exchange Commission
Mail Stop 6010
Washington, D.C. 20549

Re:	CombiMatrix Corporation
Amendment No. 6 to Registration Statement on Form S-1
Filed June 8, 2007
File No. 333-139679

Dear Mr. Mancuso:

We have reviewed your comment to the above-referenced filing, dated June 6, 2007. In response, we have the following comment.

General

1.
We note your response to the second bullet point of our prior comment 2. Given that you currently rely on Rule 457(o) and have calculated the proposed maximum aggregate offering price using a share price of $0.69, please tell us how you will have a sufficient amount of securities registered for this transaction throughout the offering in the event the market price exceeds $0.69 per share.

We have amended our registration statement to provide for the registration of 91,210,822 shares of common stock, which is the maximum number of shares that may be offered through the redemption date. We have revised the calculation of fee table pursuant to Rule 457(c).

We thank you for your consideration of this matter. In the meantime, please do not hesitate to contact our corporate counsel, Mr. Raymond A. Lee or Mr. Dennis J. Rasor at 714-708-6500, if you have any questions concerning this matter or require additional information.

Best regards,

Amit Kumar,
Chief Executive Officer of
CombiMatrix Corporation